Exhibit 99.1
Media Relations Contact
Lucas van Grinsven — Corporate Communications – +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations – +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2009 Fourth Quarter and Full Year Results
Rise in bookings confirms strong 2010 first half year
VELDHOVEN, the Netherlands, January 20, 2010 — ASML Holding NV (ASML) today announces 2009 fourth quarter and full year results according to US GAAP as follows:
• Q4 2009 net sales of EUR 581 million versus Q3 2009 net sales of EUR 555 million (Q4 2008 net sales of EUR 494 million). Full year 2009 net sales were EUR 1,596 million, down 46.0 percent versus 2008 net sales of EUR 2,954 million.
• Q4 2009 net income of EUR 50 million, or 8.7 percent of net sales, versus Q3 2009 net income of EUR 20 million, or 3.6 percent of net sales (Q4 2008 net loss of EUR 88 million or 17.8 percent of net sales). Full year 2009 net loss amounted to EUR 151 million or 9.5 percent of net sales, compared with 2008 net income of EUR 322 million or 10.9 percent of net sales.
• Q4 2009 net bookings valued at EUR 956 million with 40 systems including 35 new and 5 used systems, leading to an order backlog valued at EUR 1,853 million as of December 31, 2009.
“We closed the year as planned with improved sales and strong bookings, as the semiconductor business recovers, driven by technology buys from the memory market segments and technology and capacity buys from major Foundry customers,” said Eric Meurice, president and Chief Executive Officer of ASML. “Thanks to our continued heavy investments in Research & Development we have been able to ramp up our new mid-range and top-of-the-range platforms, respectively the XT:1950Hi and the NXT:1950i scanners. In parallel, we are making good progress with our next generation

EUV technology, as system integration and source performance development confirms shipments of the first pre-production systems in the second half of 2010. We thus closed off a challenging year, having generated cash from operations, set up a more efficient cost structure and built an even stronger product portfolio,” Meurice said.
Operations Update
Full year 2009 net sales of EUR 1,596 million consisted of system sales of EUR 1,175 million, as the company shipped a total of 70 systems, including 47 new and 23 used, and net service and field option sales which amounted to EUR 421 million. 2008 net sales of EUR 2,954 million consisted of net system sales of EUR 2,517 million, as the company shipped a total of 151 systems, including 115 new and 36 used, and net service and field option sales of EUR 437 million.
In Q4 2009, ASML’s net sales of EUR 581 million included 19 new and 6 used systems, totaling net system sales of EUR 432 million, and net service and field option sales of EUR 149 million. Net system sales for Q3 2009 included the shipment of 17 new and 7 used machines, totaling EUR 459 million, and net service and field option sales of EUR 96 million.
The Q4 2009 average selling price for a new system was EUR 19.7 million, reflecting a mix of immersion scanners aimed at technology upgrades and a number of complementary dry systems for less critical layers, compared with the Q3 2009 average selling price for a new system of EUR 23.4 million. The Q4 2009 average selling price for all ASML systems sold was EUR 17.3 million, compared with the Q3 2009 average selling price for all ASML systems sold of EUR 19.1 million.
Q4 2009 net bookings totaled 40 systems valued at EUR 956 million.
ASML’s order backlog as of December 31, 2009 was EUR 1,853 million, totaling 69 systems with an average selling price of EUR 26.8 million. ASML’s backlog as of September 27, 2009 was valued at EUR 1,353 million, totaling 54 systems with an average selling price of EUR 25.1 million.

In Q4 2009, ASML generated a net income of EUR 50 million, or EUR 0.12 net income per ordinary share as compared with a net income in Q3 2009 of EUR 20 million or EUR 0.05 net income per ordinary share. We recorded a net loss of EUR 151 million (EUR 0.35 net loss per ordinary share) for the 2009 full year, compared with a net income of EUR 322 million (EUR 0.75 net income per ordinary share) for 2008.
The company’s Q4 2009 gross margin was 38.0 percent. This margin is the result of an improvement of the company’s cost structure and stronger service and field option sales and compares with the Q3 2009 gross margin of 34.4 percent.
Q4 2009 research and development (R&D) costs were EUR 115 million including credits versus Q3 2009 R&D costs of EUR 115 million including credits.
Selling, general and administrative (SG&A) costs were EUR 37 million in Q4 2009, compared with SG&A costs of EUR 38 million in Q3 2009.
Net cash generated was EUR 19 million in Q4 2009. ASML ended Q4 2009 with EUR 1,037 million in cash and cash equivalents, compared with EUR 1,018 million by the end of Q3 2009.
Outlook
“We booked EUR 956 million of systems in the fourth quarter of 2009 and expect bookings of the same order of magnitude for the first quarter of 2010, confirming an upturn of the semiconductor industry,” Eric Meurice said. “Of our backlog, 49 units are for new immersion systems, including 17 advanced NXT:1950i scanners. The immersion bookings continue to be led by technology upgrades required to manufacture our customers’ richer mix of new semiconductor designs: mainly 40 nanometer (nm) DRAM memory chips and Logic integrated circuits, but also 20s and 30s nm NAND Flash memory products. Shipments will continue to grow, with the first quarter somewhat restricted, due to standard — long — equipment industry production lead times and new product introduction challenges, followed by a much higher second quarter,” Meurice added.

ASML expects net sales of around EUR 700 million in Q1 2010 and of around EUR 950 million in Q2 2010. We expect gross margin in Q1 2010 of about 40 percent. R&D expenditures are expected to be at EUR 120 million and SG&A costs are expected at EUR 40 million.
ASML will submit a proposal to the 2010 General Meeting of Shareholders to declare an unchanged dividend paid in respect of 2009 of EUR 0.20 per ordinary share (approximately EUR 87 million) (EUR 0.20 per ordinary share paid in respect of 2008).
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
2009 Annual Report on Form 20-F
ASML will publish its 2009 Annual Report on Form 20-F on February 2, 2010 at the latest. The report will be published on our website at www.asml.com.
Press Conference
A press conference hosted by CEO Eric Meurice and CFO Peter Wennink will be held at 11:00 AM Central European Time / 05:00 AM Eastern U.S. time. To listen to the press conference, access is available via www.asml.com
A presentation about 2009 fourth quarter and full year results is available on www.asml.com

A video statement of CFO Peter Wennink is available on www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 706 679 04 73. To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows, consolidated balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS as adopted by the European Union (IFRS) are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. Quarterly IFRS consolidated income statements, consolidated statements of cash flows, consolidated statements of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2009, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended December 31, 2009 as presented in this press release are unaudited.

Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.